Exhibit 99.1

Toronto, Ontario – December 13, 2010 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) today declared regular cash dividends of Canadian $0.125 per share, payable on January 14, 2011 to shareholders of record at the close of business on December 31, 2010.

The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces.  Its major brands, IESI, BFI Canada and Waste Services, Inc. are leaders in their markets.  IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further Information
IESI-BFC Ltd.
Andrea Rudnick
Vice President, Corporate Development & Communications
Tel: (905) 532-7516
andrea.rudnick@bficanada.com